Riadh Zine, Chairman & Co-CEO Rhonda Longmore-Grund, President & Co-CEO Bill Larkin, Chief Financial Officer December 2021 Akumin Inc. Corporate Presentation Exhibit 99.2

Disclaimer and Disclosure Forward-Looking Statements This presentation may contain forward-looking information or forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements may include statements regarding, among other things, our prospects, business outlook, operations and strategy; service areas; competition; changes in laws and regulations and the impact of such changes on us; our estimates for future performance and operating results, including future revenues, cash flows and capital requirements. In some cases, forward-looking statements can be identified by the used of forward-looking terminology like “could,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” and other similar words. Forward-looking statements are necessarily based upon a number of internal expectations, estimates, projections, assumptions, and beliefs that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, and other uncertainties and contingencies, some of which are beyond the Company’s control. Forward-looking statements involved known and unknown risks, uncertainties, and other factors, including, but not limited to, the risks described in greater detail in the “Risk Factors” section of Akumin’s Management’s Discussion and Analysis for the quarter ended September 30, 2021 dated December 14, 2021, which is available at www.sedar.com and www.sec.gov. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this presentation will in fact be realized, and actual results, performance or achievements could differ materially. Unless otherwise specified, all forward-looking statements are given as of the date of Akumin’s last reported fiscal quarter and based on the opinions and estimates of management as at such date. Akumin and its affiliates, employees, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such forward-looking statements, and further disclaim any intention or obligation to update or revise such forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. COVID-19 In addition and without limiting the foregoing, Akumin notes that the COVID-19 pandemic has caused significant volatility and uncertainty, which could result in a prolonged economic downturn that has disrupted and is expected to continue to disrupt Akumin’s business. Akumin cannot reasonably estimate the ultimate length or severity of this pandemic, nor the impact on its future procedure volumes and revenues. The extent to which the COVID-19 pandemic ultimately impacts Akumin’s business, financial condition, results of operations, cash flows, and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the outbreak, its severity, actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Non-GAAP Measures This presentation refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, “Free Cash Flow” and “Pro forma” These non-GAAP measures are used to provide readers with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. Our management regularly communicates Adjusted EBITDA and their interpretation of such results to our board of directors. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Except as otherwise specified in this presentation, definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated September 30, 2021 (our “Interim MD&A”) available in our public disclosure at www.sedar.com and www.sec.gov. When we use “Pro forma” in this presentation, unless otherwise noted means trailing twelve for September 30th, 2021 for Akumin and includes Alliance as though acquired at the beginning of the trailing twelve month period.

Today’s Presenters Riadh Zine Chairman of the Board and Co-CEO Akumin’s CEO since it started in 2014, now serves as Chairman and Co-CEO Previously Managing Director in Global Investment Banking at RBC Capital Markets, providing strategic and financial advice to many corporations and private equity firms 13+ years of experience executing public or private equity and debt financing, as well as mergers and acquisitions for a wide range of companies in the consumer, retail, healthcare, transportation and industrial sectors Began career at Royal Bank of Canada in strategic projects including mergers and integrations Master of Science in financial engineering from University of Montreal (Ecole des Hautes Études Commerciales) Rhonda Longmore-Grund President and Co-CEO Previously President and Chief Executive Officer of Alliance HealthCare Services from 2018 to 2021. Joined Alliance in 2016 as Executive Vice President and CFO Significant international and capital market experience; successfully led organizations through strategic expansion and growth. Prior to Alliance, SVP and CFO for Printronix, global provider of industrial print technology solutions serving Fortune 500 customers in 100 countries Served on the executive teams of Ingram Micro, Inc., Exult, Inc., Velocium (now owned by Northrop Grumman) and Digital Equipment Corporation (DEC) Master of Arts in Law and Diplomacy focusing and International Business Relations from The Fletcher School of Law and Diplomacy at Tufts University. Bill Larkin Chief Financial Officer Previously Executive Vice President & Chief Financial Officer of Alliance HealthCare Services, having joined the company in 2019. Experience spans a diverse set of corporate environments ranging from entrepreneurial startups, high growth mid-caps and mature multi-billion enterprises. Prior to Alliance, he served as Chief Financial Officer of both public and privately held companies at Fuel Systems Solutions, Westport Innovations and SouthWest Dealer Services Inc. In each case, the companies were experiencing significant growth, expansion and change in operating complexities both in the U.S. and internationally. CPA with Deloitte & Touche, veteran of the US Army; B.S. in Accounting from the University of Southern California

Akumin At a Glance

- **#2 overall radiology services provider**: ~2 million procedures/year in **46 states**
  - **#1 provider of PET/CT** services
  - **#2 provider of MRI** services
  - **#2 fixed site clinic locations**
  - **#1 mobile radiology provider**
- **#2 provider of radiation therapy services to U.S. hospitals** treating more than 10,000 cancer patients per year
- **Serving ~1,000 hospital relationships** across the nation
- **~$730M of Revenue[1]** between Radiology and Oncology



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Radiology Locations
Radiology & Oncology Locations
Oncology Locations (Only)

[1]Revenue based on Pro forma trailing twelve months ("TTM") Sept 2021 excluding the recent sales of Alliance Interventional (executed in the first half of 2021) and Alliance Oncology of Arizona (executed Q4 2021).

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30+ year history of successful hospital partnerships ~1,000 hospital relationships within Radiology and Oncology networks Serving 25 of the top 30 hospitals in the nation Deep partnerships with market leaders in their respective geographies Exclusive, long-term contracts provide continuity in cash flows Long-Standing Health System Relationships Radiology & Oncology Single Segment The Nation’s Largest and Leading Health Systems

Flexible Approach Focused on Fixed Site Development & Growth Comprehensive solutions delivered through a flexible approach to partnership Capability to create affiliations tailored to the needs and goals of the partner(s) and community Solutions and structures developed collaboratively in context of: Competition Referral source dynamics Payor backdrop Provider environment Experience in executing countless partnership structures with health systems Complete Outsourcing Management Services Economic Partnerships Joint Ventures Market or regional leadership strategy On/off campus Long-term, multi-partner integrated care Majority outpatient Within or adjacent to hospital Single or multi-modality Partial or full service line offering Outpatient focused Shared platform, part-time, daily, weekly Long term contracts and interim solutions Single & Multi-modality Outpatient focused Mobile On-Campus Fixed Sites Convenient location Independent or multi-partner Integrated services Long-term, often in JVs Entirely outpatient Outpatient Fixed Sites Outpatient Networks Fixed Site Count – As Reported Oncology sites exclude divested Alliance Oncology of Arizona (Q4 2021)

Outpatient-Focused Platform Overall Payor Mix (% of Revenue) Hospital Mix of Outpatient (% of Revenue) ~95% of the company’s overall revenue is derived from outpatient procedures 50% of revenue is received via third party and government payers, for which we bill outpatient services 50% of revenue is received via health systems and hospitals, of which virtually all is for outpatient services Pro forma TTM Sept 2021 for Radiology and Oncology

Continued diversification of revenue between Radiology and Oncology divisions Akumin provides a full suite of radiology and oncology services with a focus on high-growth and high-value modalities Diverse Service Lines and Modalities Excludes Interventional segment which was divested in first half of 2021; Pro Forma; TTM as of Sept 30, 2021. Service Lines (% of Revenue) Radiology Procedure Mix (% of Revenue)

A Powerhouse in Radiology Akumin is the nation’s #2 overall radiology company, with more than 2 million patient visits per year Akumin is the nation’s #1 PET/CT provider PET/CT is one of the fastest growing modalities in cancer care, and increasing in cardiology and neurology Akumin is the largest employer of PET/CT technologists in the US Akumin is the nation’s #2 MRI provider A critical diagnostic tool for complex health conditions and surgical planning; leads to significant downstream revenue for hospitals

~2/3 of cancer patients receive radiation therapy as part of their cancer treatment Akumin specializes in radiation therapy modalities and related services treating some of the most common primary cancers (breast, lung, prostate) as well as metastatic disease More than 10,000 patients treated annually Akumin excels in Joint Venture partnerships with hospitals and physicians and in delivering this complex clinical service line 22 Joint Ventures 35 Sites of Care Two Interim Radiation Therapy Systems Patient starts recovered to pre-pandemic levels The Nation’s #2 Partner in Radiation Therapy Services with Hospitals Total Patient Starts/Year (Pro Forma) Revenue/Start Per Year (Pro Forma)

Uniquely Positioned as a Hospital Partner of Choice

AKUMIN®

Patient Care Continues to Coalesce Around the Hospital Network

91% of final-year **medical residents** report that they **prefer to be an employee of a hospital**

Significant growth **in hospital owned physician practices**

Hospital-Owned Physician Practices



~35,000
~80,000
2012
2018

As Hospitals Shift to Outpatient Services, Akumin is Their Most Experienced Partner

Hospital outpatient revenues grew at a higher compounded annual rate vs. inpatient (9% vs 6%), 2011-18

Patients prefer outpatient health services

Average Hospital Revenue



Outpatient 48%
Inpatient 52%

AKUMIN ADVANTAGE

- ✓ **30 years of expertise partnering with hospitals**; more than any other solutions provider with ~1,000 currently
- ✓ **Industry leading physician outreach** – in and out of hospital environments
- ✓ **~ 95%** of Akumin's overall revenue tied to outpatient services delivery
- ✓ **Full solutions continuum** covers broad customer needs as outpatient transformation continues
- ✓ **National shared services** provide customers with a hospital-centric outpatient platform, efficiencies and resources
- ✓ **50%** of revenue directly contracted with hospitals

Source: Merritt Hawkins, Deloitte Center for Health Solutions, Center for Medicare & Medicaid Services, Black Book Market Research

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Expert Solutions Provider As Radiology Outpatient Migration Accelerates Positive forces on radiology volume growth Population change, consumerism, disease prevalence, technology; dampened by continued payer actions Hospital Imperative Deploy a full suite of services to compete in an outpatient-focused marketplace 40% of radiology services overall are performed in independent clinics (at more than 6,000 IDTFs) Patients prefer outpatient settings Hospitals highly motivated to capture those volumes and revenues Hospital outpatient departments (HOPD) expected to continue rapid patient growth: 19% by 2029 Source: Sg2, McKinsey, Advisory Board, ASCO, ASTRO, GE Healthcare, Grandview Research Operational efficiency is an industry imperative to mitigate staffing shortages, pandemic surges, margin pressures Virtual cockpits, process automation, technology platforms, artificial intelligence Outpatient migration continues for hospitals, who need better solutions Disproportionate share of growth for hospitals in coming years will be outpatient, accelerated by COVID Hospitals outsource radiology services; desire to recapture lost revenues to independent players Purchasers continue to drive the shift: site-neutral payment policies, steerage initiatives, ACOs

Cancer incidence, overall, continues to grow Number of newly diagnosed cancers per year is projected to double in the next two decades Radiology and technological advances continue to impact oncology market Radiology and radiation oncology are increasingly integrated partners in diagnoses and treatment Precision and accuracy in radiation therapy are continuing to increase due to technological advancements Exciting developments are ahead: theragnostics, artificial intelligence, etc. Strategic Partner in a Cancer Care Market Demanding Efficiency and Collaboration Source: Advisory Board ASCO, ASTRO, GE Healthcare, Grandview Research COVID-19 impacts are ongoing and evolving Many cancer screening monthly volumes have returned to pre-pandemic levels Still deficits for those who skipped screenings in 2020/2021 Per a recent survey, Radiation Oncologists: Overall Five-Year Growth: Cancers We Treat Purchasers focus: cost reductions in cancer care Commercial plans focused on utilization, site-of-care shifts (OP), price transparency and prior authorizations Employers utilizing second-opinion services and narrowed networks, as cancer care makes up 12% of employers’ total medical spend CMS is reducing payments via value-based care and drug spend controls – and receiving pushback 66% are seeing more advanced-stage cancers 73% are seeing more advanced-stage cancers

Significant Market Opportunity With Favorable Industry Trends

Radiology

~$16-17 billion
Estimated Market Size

Radiology is essential to healthcare delivery and utilized in virtually all clinical specialties, from primary care through orthopedics, surgery, neurology, and oncology

Oncology

~$3 billion
Estimated Radiation Therapy Market Size

Radiation therapy is essential to cancer care delivery;
50-60% of all cancer patients receive radiation therapy at some point in their treatment



Seize Accelerated Outpatient Migration
Adapting to Telehealth, AI and Cyber-security
Successfully has Managing Payer Pressures and Pandemic
Navigate Complex Regulations, Pandemic Response
Engage Discerning, & Price-Sensitive Patients
Create an engaging workplace to attract & retain talent
Demographics
Economics
Market
Technology
Gov/ Regulatory
Cultural

Healthcare Marketplace Needs Radiology & Oncology Partners to Solve Challenges, Seize Opportunity

Source: IBIS World, Wall Street Research, Technavio, Journal of Oncology Practice, Grand View Research, ASCO

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Growth Strategy: Driving Shareholder Value Drive New Growth in Radiology PET/CT Expansion Continued Growth in Long-Term Hospital Relationships Geographic Density Market Leadership & Performance Drive New Growth in Oncology New Partnership Development Interim Radiation Therapy Expansion Ancillary Services Development Deepen Cancer Care Value Proposition Enterprise Transformation Shift Independent Facilities to Hospital Affiliated Hospital Share of Wallet & Services Expansion Deploy Patient Journey Platform Strategic Shift & Market Differentiation Deliver Enterprise Organic Growth Customer Retention Same-Store Growth Margin Expansion via Integration Market, Partner & Company Health Strengthen Core Business Drive New Growth by Expanding Business Boundaries Create A Transformed Future

Enabling Value Creation Via Operational Platform Transformation Patient Experience We are building innovative standardization in Patient journey Clinical workflow Data Focused on creating a scalable service delivery platform Because delivering exceptional patient engagement and experiences is the foundation of our value to partners Advanced Informatics & Business Intelligence Integrated Patient Journey Platform Standardized Clinical Workflow

Integration Cost Synergy Potential New Akumin to leverage proven internal expertise in integration, as well as third party system integrators and strategic consultants Phase 1 (6 months) Integration of corporate functions Integration of field and back-office functions Consolidation of purchasing power 02 Phase 2 (6–12 months) Equipment maintenance overhaul Common IT infrastructure Leveraging new patient journey deployment 03 Further streamline radiology segment following a successful completion of Phase 1 and Phase 2 Phase 3 (+12 months) 01 Integration Cost Synergy Potential The $23 million in estimated cost synergies are related to phase 1 and equipment maintenance overhaul in phase 2. More upside in cost savings expected to arise from a number of initiatives as outlined in both phase 2 and phase 3.

Financial Performance

Same Store MRI Volume Growth: +8.5% in Q3 2021 Same Store PET/CT Volume Growth: +2.2% in Q3 2021 Same Store Total Procedures Volume Growth: +8.9% in Q3 2021 Radiology Volume Trends – Pro Forma Total Volumes Same Store Volume Growth MRI PET/CT Total Procedures

Same Store Patient Start Volume Growth: 10.1% in Q3 2021 Patient Start Volume has returned to pre-Covid (2019) levels Revenue/Patient Start is higher than pre-Covid (2019) levels Oncology Volume Trends – Pro Forma Total - Revenue Per Patient Start1 Total - Patient Starts Volume1 Same Store Patient Start Volume Growth 1 Stats include Alliance Oncology of Arizona, divested in Q4 2021

Financial Performance Trend Statutory (As Reported) and Pro Forma ($M) Adjusted EBITDA2 Growth CAPEX3 ($M) Revenue1 ($M) Maintenance CAPEX3 1 Pro forma includes Alliance Oncology of Arizona (divested Q4 2021) which contributed $13.2M of Revenue TTM and Interventional Division (divested first half 2021) which contributed $18.4M TTM. Both segments were divested. 2 Pro forma includes Alliance Oncology of Arizona (divested Q4 2021) which contributed ($3.0M) of Adjusted EBITDA TTM and Interventional Division (divested first half 2021) which contributed $1.1M Adjusted EBITDA TTM. Both segments were divested. Adjusted EBITDA is not a standardized financial measure under GAAP and might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP Measures” and “How We Assess the Performance of Our Business” in our Interim MD&A. See page 29 for definition of Adjusted EBITDA. 3 Capex may be financed with cash, capital leases, change in deposits and AP. ($M)

Segment Financial Performance Statutory & Pro Forma Q3 2021 Q3 2021 Pro Forma1 Q3 2021 YTD Q3 2021 YTD Pro Forma1 1Pro Forma segment results excludes Interventional segment which was divested in first half of 2021. Adjusted EBITDA and Adjusted EBITDA Margin are not standardized financial measures under GAAP and might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP Measures” and “How We Assess the Performance of Our Business” in our Interim MD&A.

Guidance & Valuation

Full year of combined enterprise Positive same store volume across the platform Strong new customer acquisition as well as retention Revenue range $760M-$780M Sept 2021 TTM Revenue of $309M. Includes one month of Alliance acquisition vs twelve months in 2022 guidance. Adjusted EBITDA(1) range $155M-$170M Sept 2021 TTM Adjusted EBITDA of $52.9M. Includes one month of Alliance acquisition vs twelve months in 2022 guidance. Total CAPEX spend: ~$26M Maintenance, ~$59M Growth ~$26M for maintenance of fleet and customer renewals ~$59M for growth (new customers, sites) $10M to be financed with cash; $75M to be financed. 2022 Guidance Adjusted EBITDA is not a standardized financial measure under GAAP and might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP Measures” and “How We Assess the Performance of Our Business” in our Interim MD&A. See appendices to this presentation for comparable historical information.

Free Cash Flow Generation (1) Run rate Adjusted EBITDA includes 2022 mid point guidance, run-rate adjustments for 2022 business development investments plus targeted integration synergies. See Appendix 1 for reconciliation to net income. (2) Free Cash Flow is not a standardized financial measure under GAAP and might not be comparable to similar financial measures disclosed by other issuers. See the appendices to this presentation for a definition of such term and for comparable historical information. The company expects to generate free cash flows of ~$55mm as per the following assumptions: Mid range of the 2022 guidance Full deployment of 2022 Growth CAPEX of $59M and Maintenance Capex of $26mm After integration synergies and run-rate of planned 2022 growth investments Stonepeak interest payment are PIK’s during 2022 $3.7M LTM Sept 2021 represents only one month of Alliance, vs 2022 Midpoint which includes a full twelve months period for the combined entities. (2) (1) (2)

Capital Structure – A Solid Foundation for Growth Strong Alignment of Interests Management and insiders, including Stonepeak, own approximately 40% resulting in strong alignment of interests with all stakeholders Akumin’s capital structure is comprised of a diverse set of capital providers including traditional banks, bondholders and Stonepeak as debt and equity stakeholders This diverse investor base provides a solid foundation as the company executes on its integration, planned growth and transformational initiatives Based on mid-point of 2022 guidance pre-synergies and excluding run-rate impact of 2022 planned growth initiatives

Strong Partners Well-Aligned With Shareholders Stonepeak at a glance Leading alternative investment firm with over $39 billion of assets under management (as of June 30, 2021). Sponsors investment vehicle focused on private equity and credit Provides capital, operational support, and committed partnership to sustainably grow investments in target sectors 30 portfolio companies Headquartered in New York; offices in Austin, TX and Hong Kong. The support of Stonepeak was integral to the successful completion of the Alliance acquisition and, through its subordinated notes, equity position and warrant holdings, is well-aligned with shareholders as key beneficiaries of Akumin’s future growth.

Thank you! Riadh Zine, Chairman & Co-CEO Rhonda Longmore-Grund, President & Co-CEO Bill Larkin, Chief Financial Officer

Appendix 1: Net Income to Adjusted EBITDA Reconciliation EBITDA means net income (loss) before interest expense (net), income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, asset impairments, settlement and related costs (recoveries), financial instrument revaluation and related losses (gains), acquisition-related costs, severance and related costs, restructuring charges, other losses (gains), deferred rent expense (credit), and one-time adjustments. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

Appendix 2 Income Statement

Appendix 3: Balance Sheet